Exhibit 99.1

FOR RELEASE

Unitil Reports First Quarter Earnings

Hampton, N.H., May 6, 2025 -- Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $27.5 million, or $1.69 in Earnings Per Share (EPS), for the quarter ended March 31, 2025, an increase of $0.3 million in Net Income, or $0.00 in EPS, compared to the same period in 2024. The Company's Adjusted Net Income (a non-GAAP financial measure1), which includes transaction-related costs in connection with the acquisition of Bangor Natural Gas Company (Bangor) and Maine Natural Gas Company, was $28.4 million, or $1.74 in EPS for the first quarter of 2025, an increase of $1.2 million, or $0.05 in EPS, compared to the first quarter of 2024.

“We are pleased with our strong operational and financial performance in the first quarter, which reflects the strength in our core utility businesses and our focus on advancing our strategic initiatives,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We continue to deliver on our commitments to create long-term sustainable value through our recent acquisitions, steady progress on regulatory initiatives, exceptional customer service, and providing safe, reliable, and affordable energy to customers.”

Electric GAAP Gross Margin was $19.6 million in the three months ended March 31, 2025, a decrease of $0.5 million compared to the same period in 2024. The decrease was driven by higher depreciation and amortization expense of $0.9 million, partially offset by higher rates and customer growth of $0.4 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $27.5 million in the first quarter of 2025, an increase of $0.4 million compared to the same period in 2024. This increase reflects higher rates and customer growth.

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Gas GAAP Gross Margin was $57.1 million in the three months ended March 31, 2025, an increase of $6.9 million compared to the same period in 2024. The increase was driven by higher rates and customer growth of $7.7 million, the favorable effects of colder winter weather in 2025 of $2.2 million, partially offset by higher depreciation and amortization of $3.0 million. Included in gas operating revenue, cost of gas sales and depreciation and amortization for the three months ended March 31, 2025 is $8.6 million, $5.7 million and $0.5 million related to Bangor, respectively.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $70.9 million in the first quarter of 2025, an increase of $9.9 million compared to the same period in 2024, driven by higher rates and customer growth of $7.7 million and the favorable effects of colder winter weather in 2025 of $2.2 million. Included in the Gas Adjusted Gross Margin for the three months ended March 31, 2025 is $2.9 million related to Bangor.

Operation and Maintenance expenses increased $4.4 million in the three months ended March 31, 2025, compared to the same period in 2024. The increase reflects higher utility operating costs of $1.6 million, higher labor costs of $1.5 million and higher professional fees of $1.3 million. Included in O&M expense for the three months ended March 31, 2025 is $0.7 million related to Bangor O&M expenses and $1.2 million in acquisition transaction costs.

Depreciation and Amortization expense increased $3.7 million in the three months ended March 31, 2025, compared to the same period in 2024, reflecting higher depreciation rates from recent base rate cases, additional depreciation associated with higher levels of utility plant in service and higher amortization of storm costs and other deferred costs. Included in Depreciation and Amortization for the three months ended March 31, 2025 is $0.5 million related to Bangor.

Taxes Other Than Income Taxes increased $0.2 million in the three months ended March 31, 2025, compared to the same period in 2024, reflecting $0.2 million in property taxes related to Bangor.

Other Expense (Income), Net decreased $0.2 million in the three months ended March 31, 2025, compared to the same period in 2024, reflecting lower retirement benefit costs.

Interest Expense, Net increased $1.8 million in the three months ended March 31, 2025, compared to the same period in 2024, primarily reflecting higher levels of long-term debt, higher interest expense on regulatory liabilities and lower interest income on AFUDC and other, partially offset by lower interest expense on short-term borrowings.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Provision for Income Taxes increased $0.1 million for the three months ended March 31, 2025 compared to the same period in 2023, reflecting higher pre-tax earnings in 2024.

At its January 2025 and May 2025 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.45 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.80 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2025 results on Wednesday, May 7, 2025, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 109,400 electric customers and 97,600 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil's filings with the Securities and Exchange Commission. These forward looking

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Christopher Goulding – Investor Relations	Alec O’Meara – External Affairs
Phone: 603-773-6466	Phone: 603-773-6404

Email: gouldingc@unitil.com	Email: omeara@unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company's earnings discussion includes Adjusted Net Income, a non-GAAP financial measure referencing the Company’s 2025 GAAP Net Income adjusted for certain transaction costs related to the Company's acquisition of Bangor Natural Gas Company, which it disclosed previously in 2024, and the Company's acquisition of Maine Natural Gas Company. The Company's management believes that the transaction costs related to the acquisitions of Bangor and Maine Natural Gas Company, which are included in Operation and Maintenance expense on the Consolidated Statements of Earnings, are not indicative of the Company's ongoing costs and not directly related to the ongoing operations of the business and therefore are not an indicator of baseline operating performance.

In the following tables the Company has reconciled Adjusted Net Income to GAAP Net Income, which we believe to be the most comparable GAAP financial measure.

Three Months Ended March 31, 2025 (millions, except per share data)
	Amount	Per Share
GAAP Net Income	$27.5	$1.69
Transaction Costs	0.9	$0.05
Adjusted Net Income	$28.4	$1.74

Three Months Ended March 31, 2024 (millions, except per share data)
	Amount	Per Share
GAAP Net Income	$27.2	$1.69
Transaction Costs	—	$—
Adjusted Net Income	$27.2	$1.69

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important financial measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended March 31, 2025 (millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$60.2	$110.6	$—	$170.8
Less: Cost of Sales	(32.7)	(39.7)	—	(72.4)
Less: Depreciation and Amortization	(7.9)	(13.8)	—	(21.7)
GAAP Gross Margin	19.6	57.1	—	76.7
Depreciation and Amortization	7.9	13.8	—	21.7
Adjusted Gross Margin	$27.5	$70.9	$—	$98.4

Three Months Ended March 31, 2024 (millions)
	Electric	Gas	Other	Total
Total Operating Revenue	$73.6	$105.1	$—	$178.7
Less: Cost of Sales	(46.5)	(44.1)	—	(90.6)
Less: Depreciation and Amortization	(7.0)	(10.8)	(0.2)	(18.0)
GAAP Gross Margin	20.1	50.2	(0.2)	70.1
Depreciation and Amortization	7.0	10.8	0.2	18.0
Adjusted Gross Margin	$27.1	$61.0	$—	$88.1

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2025 and 2024 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	Three Months Ended March 31,
	2025	2024	Change
Electric kWh Sales:
Residential	199.8	179.9	11.1%
Commercial/Industrial	238.4	230.0	3.7%
Total Electric kWh Sales	438.2	409.9	6.9%
Gas Therm Sales:
Residential	28.3	21.2	33.5%
Commercial/Industrial	84.8	68.5	23.8%
Total Gas Therm Sales	113.1	89.7	26.1%

Electric Revenues	$60.2	$73.6	$(13.4)
Cost of Electric Sales	32.7	46.5	(13.8)
Electric Adjusted Gross Margin
(a non-GAAP financial measure1):	27.5	27.1	0.4
Gas Revenues	110.6	105.1	5.5
Cost of Gas Sales	39.7	44.1	(4.4)
Gas Adjusted Gross Margin
(a non-GAAP financial measure1):	70.9	61.0	9.9
Total Adjusted Gross Margin:
(a non-GAAP financial measure1):	98.4	88.1	10.3
Operation & Maintenance Expenses	22.6	18.2	4.4
Depreciation & Amortization	21.7	18	3.7
Taxes Other Than Income Taxes	7.9	7.7	0.2
Other Expense (Income), Net	0.1	0.3	(0.2)
Interest Expense, Net	9.1	7.3	1.8
Income Before Income Taxes	37.0	36.6	0.4
Provision for Income Taxes	9.5	9.4	0.1
Net Income	$27.5	$27.2	$0.3
Earnings Per Share	$1.69	$1.69	$—

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com